www.jazzpharmaceuticals.com

January 17, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast and Angela Connell

Re:	Jazz Pharmaceuticals plc

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

Form 8-K dated August 6, 2019

File No. 001-33500

Dear Ms. Mast and Ms. Connell:

On behalf of Jazz Pharmaceuticals plc (the “Company”), this letter is being transmitted to inform the staff of the Securities and Exchange Commission (the “Staff”) that the Company intends to respond to the Staff’s letter dated November 5, 2019 and subsequent oral comments regarding the Staff’s review of the above-referenced filings no later than February 3, 2020.

Please do not hesitate to contact me at +353 1 634 7818 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Patricia Carr
Patricia Carr
Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Bruce C. Cozadd, Chairman, Chief Executive Officer and Interim Principal Financial Officer

Neena Patil, Senior Vice President and General Counsel

Emer McGrath, KPMG

Chadwick Mills, Cooley LLP

Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland p 353.1.634.7800 f 353.1.634.7850	Jazz Pharmaceuticals plc. Registered in Ireland (company number 399192). Registered Office: Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland. Directors: Bruce C. Cozadd – Chairman (USA), Paul L. Berns (USA), Patrick G. Enright (USA), Peter Gray, Heather Ann McSharry, Seamus Mulligan, Kenneth W. O’Keefe (USA), Anne O’Riordan (HK), Norbert G. Riedel, Ph.D (USA), Elmar Schnee (CH), Catherine A. Sohn (USA), Rick E Winningham (USA)